03037795

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Norwood Abbey Limited

*CURRENT ADDRESS Level 7
470 Collins Street
Melbourne Victoria 3000
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

FILE NO. 82- 34754 FISCAL YEAR 6/30/01

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 11/24/03


NORWOOD ABBEY LIMITED
ANNUAL REPORT 2001
THE NEXT STEP IN MEDICAL TECHNOLOGIES
FROM CONCEPT
TO COMMERCIAL REALITY
WWW.NORWOODABBEY.COM

Pain Management



WHAT IF YOU COULD RELIEVE THE PAIN OF THAT PROCEDURE IN JUST A FEW MINUTES?

Genetic Therapies



WHAT IF YOU COULD FIGHT SOME OF TODAY'S LIFE-THREATENING DISEASES WITH A NEW POWERFUL WEAPON?

Viral Infections



WHAT IF YOU COULD ARM THE BODY TO HIT BACK IN FORCE AGAINST THAT INFECTING VIRUS?

Cancer



WHAT IF YOU COULD GIVE THE CANCER PATIENT SOME NEW MEANS TO COMBAT CANCER?

NORWOOD ABBEY LIMITED ACN 085 162 456

ANNUAL GENERAL MEETING

OUR ANNUAL GENERAL MEETING WILL BE HELD IN THE ANZ PAVILION AT THE VICTORIAN ARTS CENTRE, MELBOURNE, VICTORIA ON WEDNESDAY, 14 NOVEMBER 2001 AT 11.00AM

Vaccinations

Organ Transplants





THE NEXT STEP

WHAT IF YOU COULD VACCINATE YOUR CHILD WITHOUT THE TEARS?

WHAT IF YOU COULD REDUCE THE RISK OF AN ORGAN TRANSPLANT BEING REJECTED?

CONTENTS

MAKING THE FUTURE HAPPEN SOONER – SOLVING UNMET MEDICAL NEEDS

JUST BEYOND

WHAT WE DO:

Norwood Abbey operates in the global pharmaceutical industry, today valued at more than $US400 billion per year. Pharmaceuticals are used to treat the simple common cold to very complex life-threatening diseases. However, many drugs are not effective because of the inability to deliver a therapeutic dose to the 'site of action'. Further, many therapies in development are based on proteins and peptides, which are difficult to administer.

Norwood Abbey is focused on the further development and commercialisation of innovative technologies and clinical applications that leverage its extensive patent portfolio.

Our strength is in the intellect, inventiveness and expertise of our people, and we focus on leveraging that strength. This strength, combined with our success in developing technology and our ability to seize opportunity, gives us a sustainable competitive advantage.

The Company is both prudent in its decision-making and entrepreneurial in outlook. We concentrate on maintaining our cash reserves and on keeping our infrastructure flexible and cost-efficient.

TAKING IT TO MARKET

We think in terms of markets, their size and the dollars within them. Our strategy is to commercialise our technology with pharmaceutical partners. In this regard, we are in discussions with pharmaceutical companies that could use our technologies to make the application of their products more efficient and effective.

WE ARE CONCENTRATING OUR FOCUS ON THE FURTHER DEVELOPMENT AND COMMERCIALISATION OF TECHNOLOGIES

Norwood Abbey's technologies offer real alternatives to address the shortcomings of some of today's therapies.

These technologies have been developed to the stage of 'proof of principle' by its research partners, and may provide significant patient benefits in the treatment of a large number of diseases and medical conditions.

SELECTING OUR PRIORITIES

To ensure the quality of future projects, Norwood Abbey has strict criteria for project selection. The Company is ruthless in its insistence that the project must fulfil its commercial potential by achieving development milestones within well-defined and demanding time frames. These criteria are as follows:

- There must be a clear application in an area with unmet medical needs.
- The medical benefits must be well defined.
- The potential market must be large.
- The margins associated must be high.
- Norwood Abbey must have a strong intellectual property position.
- The technology to be developed must have a sustainable competitive advantage.

Our strategy is to develop technologies with clear commercial opportunity. The four technologies profiled are the current focus for Norwood Abbey and are anticipated to be producing commercial returns to the Company in the form of sales or joint venture/ collaborative arrangements by the end of 2002.

NOW


PITUITA
ENCOURAGED TO PRODUCE NEW T CELLS
4 THYMUS

LASER ASSISTED DRUG DELIVERY

Painless, more effective drug delivery is a working reality with the Laser Assisted Drug Delivery (LAD) device. By altering the outer layer of skin (stratum corneum), the technology is designed to enable certain drugs to work in a significantly more efficacious manner. In addition, the new transdermal delivery technology will reduce, or in many instances remove, the side-effects associated with oral delivery or injections.

See page 6 →

MICRONEEDLE TECHNOLOGY

The microneedle technology being developed for Norwood Abbey at Massachusetts Institute of Technology (MIT), Boston, is aimed at enabling very precise and controlled delivery of drugs over time, where required, and at a controlled depth into the skin.

See page 8 →

GENE TRANSFER TECHNOLOGY

Norwood Abbey is developing a safer, more efficient way to deliver genetic material through the cell membrane and into the nucleus of the cell (Gene Therapy) by temporarily making cells permeable to molecules and DNA. This technology has the potential to make a significant contribution to the future medical treatments of a large number of life-threatening diseases.

See page 10 →

IMMUNOLOGY

Norwood Abbey is currently in human clinical trials designed to prove that the thymus gland can be revived and rejuvenated. The thymus, a major engine of the immune system and responsible for the creation of T cells, declines in efficiency from the onset of puberty. T cells fight viruses and "foreign invaders". If successful, this project provides a very significant medical breakthrough, with major implications for improvement of immune status and the treatment of diseases affecting the immune system. This project has the potential to have a major impact on world health, ageing and longevity.

See page 12 →

COMMERCIALISING TECHNOLOGY IS OUR KEY OBJECTIVE

OUR NEXT STEP

The year ended 30 June 2001 has been a period of enormous progress for Norwood Abbey. On 2 August 2000, the Company was successful in achieving public listing on the Australian Stock Exchange and, as part of that process, raised an additional $30 million and saw its shareholder base increase at that time to approximately 1,200 shareholders.

During the past year we have completed the development of our first product, the Laser Assisted Drug Delivery (LAD) device and obtained Therapeutic Goods Administration (TGA) approval to market in Australia, as well as approval to market in selected Asian countries. We are poised to enter key markets on receipt of regulatory approvals in the USA and Europe, which are expected in 2002.

This year has also seen the Company secure, through contractual arrangements, the rights to intellectual property from Massachusetts General Hospital (MGH), Boston, Massachusetts Institute of Technology (MIT), Boston, and Monash University, Melbourne. This intellectual property has strengthened Norwood Abbey's technology platforms in drug delivery as well as broadening its potential commercial opportunities.

In other developments, there were some important changes to the Company's share register, which has grown from about 1,200 shareholders at listing to approximately 2,500 at 30 June 2001. Liquidity in respect to the shares of Norwood Abbey has been very strong with in excess of 50 million shares being traded in the 11 months following listing. In addition, the Company has received strong support from a number of US institutional investors.

STRONG LINKS

We have continued to build on a series of key research relationships. During this financial year the Company formalised its business arrangement with MIT, a group with an outstanding success record in commercialising research technologies.

The project being developed at MIT is based on the use of nanostructured microneedles and is aimed at enabling the very precise and controlled transdermal delivery of drugs.

In addition, we obtained exclusive rights to molecular and gene transfer technology from MGH, the primary teaching hospital associated with the Harvard University Medical School. Three of the four technologies profiled in this report were originally developed in Boston, Massachusetts.

The Company's arrangements and strong links with the above two internationally renowned Boston research institutions have contributed greatly in respect to the credibility of Norwood Abbey in international markets. We think it is a pleasant change to have reversed the Australia-to-USA technology drain. It is gratifying that our Boston research partners recognise the strength of our people and their proven skills in highly specialised areas of medical technology development.

The USA is not the Company's only source of technology. Closer to home, we are working with Monash University on a potentially major breakthrough in immunology. As profiled in our August 2001 briefing paper to shareholders (and on page 12 of this report), this development involves a possible rejuvenation of the thymus, the gland that produces T cells, a vital component of the immune system.

WE HAVE A STRONG COMMITMENT TO DELIVERING SHAREHOLDER VALUE

We have also retained the services of PharmaVentures Ltd in the UK to assist in implementing our licensing strategy. Their contribution has already been invaluable in helping us identify and negotiate with pharmaceutical companies in respect to licensing our technologies.

A SHARPER FOCUS

The Company has aimed at being disciplined by concentrating on our core expertise and on building shareholder value through the design and development of innovative medical technologies. Our expertise is aimed at exploiting the Company's patented drug delivery and medical-related technologies with a view to negotiating and forming licensing arrangements and joint



ventures with pharmaceutical partners to commercialise these technologies.

Our strategy to secure commercial partners for the LAD technology is proceeding to plan, and we are working toward being in a position to finalise the first such partnership in the near future.

In line with the completion of the development phase of the LAD device over the last months, the Company was able to progressively reduce both its expenditure levels and staff numbers. In addition, and partly related to the completion of the development phase of the LAD project, the Company made the decision in the course of 2001 to substantially reduce its involvement in basic research and to concentrate on the development of projects with a clear and identifiable potential commercial outcome. In this regard, the Company decided to close its own internal research laboratory at Monash University. Research with respect to the Company's transdermal drug delivery technologies, both laser assisted and microneedle, as well as research relating to the Immunology project, is being carried out under sponsored research agreements with MIT, MGH and Monash University.

This, in turn, means that Norwood Abbey will be operating with an infrastructure that is flexible and cost-effective – important attributes in relation to the Company's philosophy and aim of being market and commercially oriented.

LOOKING FORWARD

Our strategy should enable us not only to enter a variety of lucrative markets, but also to create new ones. Most importantly, it is a plan that is aimed at building a strong base for the growth of our business.

Moving forward, I am confident we have a winning strategy that will see us deliver on our commitments. These are to complete the development of our medical technologies, enter into commercial partnerships and return value to our shareholders.

I would like to thank our hardworking staff and Board of Directors for contributing to what has been a very exciting year for Norwood Abbey. Finally, I extend a sincere vote of thanks to our shareholders, the owners of this Company.

PETER HANSEN



BERNIE ROMANIN
Director of Marketing
B.App.Sc. (RMIT University)
Grad. Dip. Marketing (Monash University)

Bernie has more than 20 years of sales and marketing experience in healthcare in Australia and internationally. During this time, Bernie has gained extensive experience in both diagnostics and pharmaceuticals, having worked for Merck, Novartis and Chiron. Prior to joining Norwood Abbey, Bernie was Vice-President of Market Development for Bayer Diagnostics in the US. His innovative approach and sound business experience drives Norwood Abbey's marketing strategies. Bernie is leading the final phase of the LAD project, which involves securing commercial partners.

WE ARE SET TO SIGNIFICANTLY IMPROVE AND EXPAND THE USE OF TRANSDERMAL DRUG DELIVERY

PAINLESS DELIVERY.

Until now, drugs have been primarily delivered into the body either orally or by injection. While not ideal, these methods have continued to be used only because seemingly more effective and attractive alternatives have proven not to be practical.

Scientists have long held, for example, that drugs could be more effectively administered if delivered through the skin (transdermally). However, the skin's natural function as a protective barrier has made this impractical in all but a few cases.

Laser Assisted Drug Delivery (LAD) works by altering the stratum corneum (or outer layer of the skin) thereby enabling a wide range of drugs to be delivered through the skin and absorbed by the body.

The LAD device affords painless drug delivery (as opposed to injections), combined with the advantages of faster uptake of the drug while potentially being able to use smaller and less toxic dosages. This, in turn, eliminates both the gastric degradation of drugs, as well as the side-effects associated with oral delivery.

Extensive clinical trials have already established both the safety and efficacy of the LAD device for use with topical anaesthetics and, as required by Australian regulation, testing has been conducted by a variety of independent external laboratories.

THE LAD DEVICE IS IN THE FINAL PIVOTAL TRIAL FOR APPLICATION TO THE US FOOD AND DRUG ADMINISTRATION (FDA) FOR USE WITH TOPICAL ANAESTHETICS

Regulatory approval to sell the device in Australia was received in July 2001. We now have approval to sell the product in a number of countries in Asian markets. Importantly, the LAD device has already entered the final stages of clinical trials required for approval by the US Food and Drug Administration (FDA).

The first commercial application for the LAD technology is to significantly reduce the time of onset of a topical anaesthetic.

The world market for topical anaesthesia is currently several hundred million dollars per annum and is anticipated to increase as more effective delivery is achieved.

To this end, Norwood Abbey is actively seeking a pharmaceutical partner that can leverage our technology to enhance the performance of their local anaesthetic product supplied as a package – ultimately achieving a competitive advantage.

Analysts have stated, "Norwood Abbey's LAD technology platform has the potential to enable pharmaceutical companies to realise new markets for existing drugs."

They list a number of potential advantages Norwood Abbey's LAD technology offers drug companies, including:

- reassessment of drugs that failed to gain approval on basis of delivery;
- facilitating the administration of drugs for which there is no other means of delivery;
- improved patient compliance and convenience;
- decreased drug dosages and increased efficiency;
- increased revenues; and
- optimal formulation of existing drugs, providing clinical efficiency.

Our research has shown the LAD technology can be applied to a broad range of drug compounds. We are working to identify potential partners for expanded applications in partnership with PharmaVentures, a UK-based company with extensive experience in strategic licensing of drug delivery technologies.


NORWOOD ABBEY
QUICKER EFFECT.



PETER HANSEN
Chairman and Chief Executive Officer
B.Ec. (Hons) (Monash University)

Peter is known and internationally respected as a 'businessman with considerable experience in bringing new products to international markets'. In addition to his other roles, Peter is leading the microneedle project team due to his long established relationship with Ian Hunter. Peter has been profiled in greater depth elsewhere in this report in his capacity as Chairman of the Board.

DOSAGE CONTROL AND PRECISION DELIVERY PROVIDES IMPROVED PATIENT OUTCOMES

SMALL MIRACLES

Historically, drugs were chemical compounds. Today, a significant number of new drugs in development in the pharmaceutical industry are based on naturally occurring compounds, such as proteins, peptides and carbohydrates. These are generally referred to as biologicals or macromolecules.

Proteins, carbohydrates and peptides (insulin is a simple example) are, as a result of their composition, difficult to deliver. Many of these drugs cannot be delivered orally and are often associated with 'life and death' diseases.

The most common method for delivery of biologicals today is the traditional injection. In most cases, this must be administered by a trained medical care giver in a clinic or hospital environment.

Some medicines are self-administered via injection (insulin for diabetes and interferon for hepatitis). However, this is not commonplace with other therapies.

Imagine a device that is wafer-thin, lightweight and comfortable enough to be worn 24 hours a day, just as you would wear a wristwatch. Then imagine that this same device is effectively delivering vital drugs or medication throughout your body.

More than that, your medication is being administered constantly and with more precise control than ever possible before – even with an intravenous line.

The key design attributes of the microneedle technology include a precise drug delivery control mechanism and needles thinner than a human hair that are completely enclosed in a small, disposable unit, thus ensuring total safety.

Importantly, use of the device in hospitals and clinics will eliminate the hazards associated with syringes – a major health and safety concern in the current medical environment.

The microneedle technology being developed for Norwood Abbey at Massachusetts Institute of Technology (MIT), Boston, was initially aimed at enabling very precise and controlled delivery of biologicals, over time if required, and at a controlled depth into the skin. As the project has progressed the utility of the technology for drugs other than the biologicals has been realised.

The device is in prototype development at MIT, a project spearheaded for Norwood Abbey by Professor Ian Hunter. In 1999, Professor Hunter was named by *Newsweek* magazine as one of the 100 people most likely to change the world in the next century and is more evidence of the credibility Norwood Abbey has in the international medical/pharmaceutical arena.

The Company, in conjunction with MIT, is filing a significant number of patent applications covering the technology. Upon filing, we expect to initiate commercial discussions with potential partners.

The primary drug markets being targeted with the technology are biologicals and macromolecules, which have very high value and high margins. According to industry sources, there are approximately 40 macromolecular drugs currently on the market with expected sales for 2001 of approximately $US19 billion, rising to $US30–40 billion by 2006.

ENORMOUS MARKET POTENTIAL FOR DELIVERY OF DRUGS WITH HIGH VALUE AND HIGH PROFIT MARGINS


Human Hair
Microneedle
Conventional 23G Needle



RICHARD WALMSLEY
Director of Product Development
M.Sc. Applied Physics (University of South Australia) Grad.Dip. Technology Management (Deakin University) B.E. (Hons) Electrical and Electronic Engineering (University of Adelaide). Member of the Electrical College and The Institution of Engineers, Australia.

Richard has 15 years of experience in the design and development of medical equipment used in a number of clinical applications. He has held senior product development management positions with several Australian medical companies involved in manufacturing and commercialising products for international markets. Richard has led the development of Norwood Abbey's Laser Assisted Drug Delivery device and now leads the team developing Gene Transfer Technology.

RE-ARMING CELLS

POTENTIALLY AFFECTING THERAPIES FOR A BROAD RANGE OF DISEASES

It has been recognised for some time that the future of medical treatment lies less in chemicals and more and more in genetics and biology. However, until now, genetic therapy has relied on special techniques to combine genes (typically a small section of DNA) into the target cells. These techniques have been found wanting due to toxicity, inefficiency and the selectivity of cells.

Norwood Abbey has the potential to make genetic therapy an efficient, practical and safe reality, using an exclusive technology developed over 10 years at Massachusetts General Hospital (MGH), Boston.

At present, there are two avenues for introducing genes into the cells of the human body: the ex vivo approach, in which target cells are removed from the body, modified to incorporate the relevant gene and then re-introduced back into the patient; and the in vivo approach, which incorporates the relevant gene into cells without removing the cells from the body.

The Norwood Abbey technology will initially be applied for ex vivo application but also lends itself to in vivo application with the use of endoscopic, and other delivery techniques, quite standard in today's clinics. The ex vivo process involves the removal of cells from the body and treatment of these cells with 'pressure waves' with special characteristics that temporarily alter the nature of the cell and nucleus walls, making them permeable. This allows genetic material to permeate into the cell, literally arming the cell to fight designated diseases. Application of the technology could include the replacement of the mutated gene responsible for causing genetic diseases, such as haemophilia and cystic fibrosis (CF) or possibly a gene that may kill cancer cells.

AN ENABLING PLATFORM THAT WILL ALLOW GENE THERAPY TO BECOME A COMMERCIAL REALITY

Importantly, there is synergy between this technology and the Company's Immunology project. In gene therapy, new genetic information is introduced into cells and tissues, a process known as transfection. Treatment of immunological diseases would require many billions of cells to be transfected. The developments undertaken by the Company mean that this may no longer be the case for the treatment of many diseases. Transfection of as few as 1,000 stem cells ex vivo may be sufficient when incorporated into a rejuvenated thymus to produce billions of T cells pre-programmed to fight a particular disease.

The United States' Federal Trade Commission (FTC) is reported to have estimated the size of the gene therapy market to be $US45 billion by 2010.

The mapping of the human genome and the determination of key genes that affect many major diseases has been a key priority for researchers worldwide.

Norwood Abbey's Gene Transfer Technology has the potential to play a key role in the market development of this rapidly expanding segment of the pharmaceutical industry.





PETER SIMPSON
Director of Business Development and Licensing
M.Pharm. (Monash University)

Also a member of the Board. Peter brings vast experience to business development in the pharmaceutical area, having held senior roles with Novogen and Gradipore and as Managing Director at Biota where he negotiated the Relenza license. Peter is leading the Immunology project.

WHAT WOULD HAPPEN IF WE COULD REJUVENATE THE IMMUNE SYSTEM?

REVELATION

We all have a thymus. When we are born this gland is one of the largest organs in our body. Its most important function is to manufacture T cells – vital to our immunity to disease.

As we grow older and reach puberty, the thymus begins to shrink. Ultimately, it will diminish to less than 1% of its original size. Although the thymus continues to produce a small number of T cells after puberty, it can no longer produce enough T cells to maintain the efficiency of the immune system when confronted by either a major 'viral assault' or the virtual elimination of T cells resulting from cancer treatment, such as radiation or chemotherapy.

It is believed that the reduction in efficiency and T cell output of the thymus is perhaps the major reason why we become more vulnerable to cancer and other life-threatening ailments with advancing age. These are commonly known as age-related diseases.

This research is a potential breakthrough in immunology and has significant clinical relevance in the management of cancer, HIV/AIDS and auto-immune diseases (e.g. multiple sclerosis) and in increasing the success of organ transplantation surgery.

The aim of the project is to rejuvenate the thymus, restoring it to its original vitality, giving it back its ability to generate T cells that not only fight existing threats to our body but new ones as well.

Norwood Abbey has a contractual relationship with Monash University in regard to conducting clinicial trials and further research.

Norwood Abbey has submitted a number of extensive patent applications covering the use of GnRH analogues and the science in general. The patent applications are with respect to the regrowth of the thymus and the resultant contribution to treatment of an extensive number of diseases and medical conditions.

. . . A MARKED INCREASE IN T CELLS

Improvements in the number and the function of T cells in adults is now seen medically to be a most desirable phenomenon in virtually all immune-based disease conditions. Until now, no one has been able to achieve this, primarily because the active thymus, in adults, has decreased in size to an extent where improving T cell production has not been possible.

It is the sex hormones, testosterone and oestrogen, that cause the thymus to shrink from puberty onwards and the number and function of T cells produced to diminish.

GnRH analogue drugs are used to temporarily block the production of sex hormones. Human studies, conducted with support from Norwood Abbey and involving GnRH analogues for treatment of prostate cancer, have clearly shown a revival of the thymus and a marked increase in T cells.

The science is the result of approximately 15 years of research by Associate Professor Richard Boyd at Monash University and its teaching hospital, the Alfred Hospital, Melbourne.

The patented clinical concepts create significant new market potential for the existing GnRH analogue drugs, which are an approved class of drugs that have been on the market for many years, primarily for the treatment of prostate cancer.

Norwood Abbey has received significant interest in the clinical application of this research from prospective pharmaceutical partners.

Late stage human clinical trials involving cancer patients, bone-marrow transplant recipients, HIV/AIDS sufferers and other immuno-compromised patients are being conducted. Norwood Abbey and its research colleagues expect to be in a position to announce initial clinical data results before the end of November 2001.

HOW THE THERAPY WORKS

Hypothalamus 1 emits gonadotrophin releasing hormone (GnRH) to the pituitary gland 2 which changes it to either lutenising hormone (LH) in men or follicle-stimulating hormone (FSH) in women.
These sex steroids are needed for normal reproductive function 3.

But the creation of sex steroids also causes the thymus 4 to shrink from about the size of two fists pre-puberty, to the size of a pea post-puberty.

The thymus is the body's immunity centre, converting immature stem cells into T cells that fight infection and keep us healthy.

When the thymus shrinks with age, fewer new T cells are made, making vulnerable people more susceptible to disease.

Monash scientists found that by giving either a GnRH booster (to desensitise the pituitary gland), or blocker (so that its message can not be read by the pituitary gland) they could stop production of LH and FSH.

This reversible chemical castration regenerates the thymus to its former size and encourages it to produce new T cells.



1 HYPOTHALAMUS
GnRH BOOSTER
2 PITUITARY
ENCOURAGED TO PRODUCE NEW T CELLS
4 THYMUS
3 GONAD AREA

A WORLDWIDE NETWORK

Norwood Abbey calls on a global 'who's who' of medical and scientific researchers, consultants and advisers as part of a well-constructed network.

INSTITUTION	PERSONNEL AND AREA OF EXPERTISE	RELATIONSHIP WITH NORWOOD ABBEY
Massachusetts General Hospital USA	**Associate Professor Rox Anderson**	Collaborative and paid research consultant to Norwood Abbey working on a sponsored research program relating to drug delivery for Norwood Abbey.
Massachusetts Institute of Technology USA	**Professor Ian Hunter**	Collaborative and paid research consultant to Norwood Abbey working on a sponsored research program relating to drug delivery for Norwood Abbey.
Monash University Australia	**Associate Professor Richard Boyd**	Collaborative and paid research consultant to Norwood Abbey assisting with the 'thymic regrowth' and Gene Transfer Technology projects.
PharmaVentures Ltd UK	**Dr. Fintan Walton**	Paid consultants in strategic licensing using their international network of contacts and extensive proprietary databases to realise Norwood Abbey's commercialisation and partnering strategy.
Baker Institute for Medical Research Australia	**Dr. Ross Hannan and Professor Garry Jennings**	Committed support for the Gene Transfer Technology project.
University of Toronto Canada	**Professor Andrea Mandelis**	Paid consultant assisting in the Gene Transfer Technology project.
Victoria University of Technology Australia	**Associate Professor Stephen Collins**	Committed support for the Gene Transfer Technology project.
Monash Institute of Reproduction and Development Australia	**Professor Alan Trounson** **Dr. Martin Pera** **Dr. Paul Hertzog**	Interest in clinical evaluation of the Gene Transfer Technology project.
Walter and Eliza Hall Institute Australia	**Dr. Doug Hilton**	Interest in clinical evaluation of the Gene Transfer Technology project.
Peter MacCallum Cancer Institute Australia	**Dr. Paul Simmons**	Interest in clinical evaluation of the Gene Transfer Technology project.
Basel University Medical School Switzerland	**Professor Georges Holländer**	Interest in clinical evaluation of the Gene Transfer Technology project.



JEFFREY BELL
Chief Financial Officer
C.A., B.Bus (Accounting) (Monash University)

Jeffrey has gained 12 years of experience in audit, accounting, taxation and business management. Prior to joining Norwood Abbey, Jeffrey provided services to small to medium enterprises engaged in various sectors including import, manufacturing and biotechnology with the chartered accounting firm, Draffin Walker & Co. His expertise lies in business management and corporate and financial structuring.

SUCCESSFUL IPO IN AUGUST 2000 – ONE OF THE LARGEST BIOTECH FLOATS IN AUSTRALIAN HISTORY

KEY INDICATORS

The months since listing on the Australian Stock Exchange in August 2000 have been challenging yet rewarding for Norwood Abbey and we have seen enormous progress. With a refinement of our business strategy, we were able to review our staffing levels and cost structures and rationalise our business to better reflect our focus for the future.

IN SUMMARY:

- The Company achieved key development milestones for our technology platforms, which have application in the rapidly growing drug-delivery market. Industry analysts expect this market to grow from $US50 billion today to $US100 billion by 2005. Moreover, it is anticipated the new technologies being developed will create new sectors within this market, further accelerating growth.
- Norwood Abbey implemented a strategic shift from internal research and development to contracting these activities to specialist centres of excellence such as Massachusetts Institute of Technology, Boston, Massachusetts General Hospital, Boston, and Monash University, Melbourne.
- Norwood Abbey consolidated its activities at new premises located in Chelsea Heights, Melbourne.
- The development of the LAD project was successfully completed, which allowed the Company to reduce staff numbers and resources dedicated to research and development relating to the LAD project. This has resulted in a reduction in the Company's expenditure.
- Norwood Abbey has sufficient cash reserves to continue operating well into the future, independent of the expected returns from the commercialisation of its projects.
- Director of Marketing, Mr. Bernie Romanin, was appointed on 1 September 2000 to head the commercialisation of the LAD project and provide strategic advice to senior management.
- Norwood Abbey established a subsidiary company (Mediated Immunity Pty Ltd) for the specific purpose of further developing the relationship with Monash University on the Immunology project.

THE COMPANY IS WELL POSITIONED TO SECURE PHARMACEUTICAL PARTNERSHIPS AND MULTIPLE INCOME STREAMS

MULTIPLE, ONGOING INCOME STREAMS.

Norwood Abbey expects to generate income through the timely licensing of its technologies to pharmaceutical companies. It is the Company's aim to negotiate numerous licensing arrangements, with each potentially attracting one-off or periodic fees. Such licensing could be on a drug-by-drug basis.

In addition, it is envisaged that the licensing arrangements would be such as to provide the Company with 'royalty income' on a per procedure basis.

It is planned that income will continue to be generated as long as the technology is in use, with little or no drain on Norwood Abbey resources.

A HANDS-ON

Norwood Abbey's Board of Directors brings extensive business and pharmaceutical industry expertise to the Company. They have significant experience in both private and publicly traded companies. The team has a balance of financial and accounting knowledge, product development and manufacturing, as well as a solid track record in successful international commercial ventures across several industries. The Board, in conjunction with Norwood Abbey's senior executives, is active in refining and implementing the Company's strategy.



PETER HANSEN
Chairman and Chief Executive Officer

B.Ec. (Hons), Monash University

Peter has 30 years of experience in product development and manufacturing operations in medical, electronic and optical businesses. Prior to establishing Norwood Abbey, Peter was Managing Director of a family group of companies making and marketing patented optical products. From 1970 to 1986, he was founder and Managing Director of The Valet Group. In this role, he established an electronic manufacturing facility in Singapore and took the company to the ASX in 1986. Peter has been primarily responsible for the development of Norwood Abbey's business and technology and its acquisition of Transmedica International, Inc and Spectral BioSystems, Inc and their extensive technology portfolios. Peter established the relationship with MIT and also was responsible for the licensing from MGH of the Gene Transfer Technology.



PETER SIMPSON
Director of Business Development and Licensing

M.Pharm., Monash University

Peter has 25 years of experience in the Australian and international pharmaceutical industry. He has been responsible for research, development, registration and marketing of more than 65 pharmaceutical products. Formerly, Peter was Managing Director of Biota Holdings Ltd and was responsible for development of the drug 'Relenza' as an effective cure for influenza and the subsequent licensing of that product to Glaxo Wellcome.



DEREK RYAN
Non-Executive Director

F.C.A., B.Ec., Monash University

Derek is a former partner of Deloitte Touche Tohmatsu and KPMG, chartered accounting firms. In 1994, he established DMR Corporate and he has been Managing Director of that company since then. His major areas of expertise are in the provision of independent expert reports arising from company mergers and reconstructions. He is also involved in capital raisings, takeovers and forensic accounting investigations.

BOARD







RON LEWIS
Non-Executive Director

B.Ec. (Hons), Monash University
M.A. Administration, Monash University

Ron is one of the founding partners of Lewis Trende, corporate advisors and venture capital investors. His expertise is in strategic planning, corporate and financial structuring and financial markets. He is a Director of 1Xchange Australia Ltd and several private companies. Previously, he was founder and principal of Australian Business Management Group and a former Director of Pacific Coast Leisure Ltd, Pacific Coast Innovations Ltd and Penita Investment Ltd.

MARK CASHMORE
Non-Executive Director

B.Sc., Dip.T., University of Adelaide
R.D. Oen., Roseworthy College

Mark is an experienced vigneron, winemaker and marketer of wine, both locally and internationally. He started his winemaking career in the Hunter Valley in 1974. Mark established and managed Richmond Grove and built it to a brand of significance. Since 1985, he has developed his own wine brands in the international marketplace. Mark is Managing Director of several family investment companies, the founder and Managing Director of Wines Unlimited Pty Ltd, and a Director of several companies, including Gradipore Ltd and Bullant Inc.

DR KEVIN MARCHITTO
Executive Director

Ph.D. in Microbial Biochemistry, Oregon State University
M.B.A. in Executive Management, University of Washington

Prior to joining Norwood Abbey, Kevin was co-founder, President and CEO of Spectral BioSystems, Inc. He has held other senior management positions with Transmedica International, Inc, as Vice-President of Technology and Business Development, as well as senior roles at the University of Texas and other US incorporated companies.

NORWOOD ABBEY LIMITED

FINANCIAL REPORT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

CONTENTS

CORPORATE GOVERNANCE STATEMENT

The Directors are responsible for the corporate governance practices of the Company. This statement sets out the main corporate governance practices that were in operation throughout the financial year, except where otherwise stated.

The Board of Directors

The Board carries out its responsibilities according to the following mandate:

- the Board should comprise at least six Directors;
- the Directors should possess a broad range of skills, qualifications and experience;
- the Board should meet on a monthly basis; and
- all available information in connection with items to be discussed at a meeting of the Board shall be provided to each Director prior to that meeting.

On the day the Directors' report was made out, the Board consisted of three executive Directors and three non-executive Directors. Details of the Directors are set out in the Directors' report.

The primary responsibilities of the Board include:

- the approval of the annual and half-year financial report;
- the establishment of long-term goals of the Company and strategic plans to achieve those goals;
- the review and adoption of annual budgets for the financial performance of the Company and monitoring the results on a quarterly basis; and
- ensuring that the Company has implemented adequate systems of internal controls, together with appropriate monitoring of compliance activities.

Independent Professional Advice

With the prior approval of the Chairman, each Director has the right to seek independent legal and other professional advice at the Company's expense concerning any aspect of the Company's operations or undertakings, in order to fulfil their duties and responsibilities as Directors.

Nomination Committee

The Board has established a nomination committee consisting of the following non-executive Directors:

- Mr. R. Lewis
- Mr. D. Ryan
- Mr. M. Cashmore

The nomination committee reviews the composition of the Board on an annual basis and makes recommendations to the Board, where considered necessary, to ensure that the Board comprises a majority of non-executive Directors with an appropriate mix of skills and experience. Where necessary, the committee seeks the advice of external advisers in connection with the suitability of applicants for Board membership.

The terms and conditions of the appointment of non-executive Directors are set out in a formal letter of appointment, which deals with the following matters:

- duration of appointment (subject to approval of shareholders);
- remuneration;
- expectations concerning preparation and attendance at Board meetings;
- conflict resolution; and
- the right to seek independent legal and professional advice (subject to the prior approval of the Chairman).

Remuneration Committee

The Board has established a remuneration committee consisting of the following non-executive Directors:

- Mr. M. Cashmore (Chairman)
- Mr. R. Lewis
- Mr. D. Ryan

The remuneration committee reviews the remuneration policies applicable to all Directors and executive officers on an annual basis and makes recommendations on remuneration packages and terms of employment to the Board. Remuneration packages, which consist of base salary, fringe benefits, incentive schemes (including performance-related bonuses), superannuation, and entitlements upon retirement or termination, are reviewed with due regard to performance and other relevant factors.

Particulars concerning Directors' and executives' remuneration and the Company's executive and employee share option plan are set out in notes 5, 6 and 7 to the financial statements.

Audit Committee

The Board has established an audit committee consisting of four Directors, at least two of whom are non-executive Directors. The current members of the audit committee are:

- Mr. R. Lewis (Chairman)
- Mr. P. Hansen
- Mr. M. Cashmore
- Mr. D. Ryan

The audit committee provides a forum for the effective communication between the Board and external auditors. The audit committee reviews:

- the annual and half-year financial reports prior to their approval by the Board;
- the effectiveness of management information systems and systems of internal control; and
- the efficiency and effectiveness of the internal and external audit functions, including reviewing the respective audit plans.

The audit committee generally invites the Chief Financial Officer and the external auditors to attend audit committee meetings. The audit committee also meets with, and receives regular reports from, the external auditors concerning any matters that arise in connection with the performance of their respective roles, including the adequacy of internal controls.

Risk Management

The Board is responsible for the Company's system of internal controls. The Board constantly monitors the operational and financial aspects of the Company's activities. Through the audit committee, the Board considers the recommendations and advice of external auditors and other external advisers on the operational and financial risks that face the Company.

The Board ensures that recommendations made by the external auditors and other external advisers are investigated. Where considered necessary, appropriate action is taken to ensure that the Company has an appropriate internal control environment in place to manage the key risks identified.

In addition, the Board investigates ways of enhancing existing risk-management strategies, including appropriate segregation of duties and the employment and training of suitably qualified and experienced personnel.

CORPORATE GOVERNANCE STATEMENT

Code of Conduct

As part of the Board's commitment to the highest standard of conduct, the Company adopts a code of conduct to guide executives, management and employees in carrying out their duties and responsibilities. The code of conduct covers such matters as:

- responsibilities to shareholders;
- compliance with laws and regulations;
- relations with customers and suppliers;
- ethical responsibilities;
- employment practices; and
- responsibilities to the environment and the community.

DIRECTORS' REPORT

The Directors of Norwood Abbey Limited submit herewith the annual financial report for the financial year ended 30 June 2001. In order to comply with the provisions of the Corporations Act 2001, the Directors report as follows:

The names and particulars of the Directors of the Company during or since the end of the financial year are:

Name	Particulars
Mr. P.J. Hansen	Executive Chairman, aged 56, joined the Board in 1999.
Mr. D.M. Ryan	Chartered Accountant, aged 55, joined the Board in 1999 and served in an executive capacity from May 2000 as Director of Finance. Resigned as an executive Director on 22 November 2000 and remains a member of the Board in a non-executive capacity.
Mr. R.S. Lewis	Financial Advisor, aged 54, joined the Board in 1999 in a non-executive capacity.
Mr. M.E. Cashmore	Investor, aged 53, joined the Board in 1999 in a non-executive capacity.
Mr. P.B. Simpson	Pharmacist, aged 51, joined the Board in 1999 in a non-executive capacity. On 4 August 2000 joined executive management team.
Dr. K.S. Marchitto	Research Scientist, aged 45, joined the Board in 2000 in an executive capacity as Director of Technology.
Dr. S.T. Flock	Research Scientist, aged 42, joined the Board in 2000 as an alternate Director for Dr. Marchitto. Dr. Flock holds the position of Director of Research.

Principal Activities

The consolidated entity's principal activities in the course of the financial year were the research and development of medical technologies relating to drug delivery and therapies.

Review of Operations

The consolidated operating loss after income tax for the financial year ended 30 June 2001 was $5,697,720 (2000 - $3,676,445).

During the financial year, the Company successfully completed an initial public offering of $30,000,000, listing on the Australian Stock Exchange on 2 August 2000. Norwood Abbey's platform technology, described in the prospectus, is a Laser Assisted Drug Delivery (LAD) device designed to quickly and painlessly remove or alter the outer layer of human skin, known as the stratum corneum, in order to allow a more efficacious form of drug delivery. Norwood Abbey's initial laser device focuses on assisting the delivery of local anaesthetic. Development of the LAD device was completed on schedule during the financial year and marketing trials are now under way.

DIRECTORS' REPORT

Review of Operations (cont'd)

In the latter part of the financial year, the Food and Drug Administration (FDA) in the United States of America gave the Company authority to commence its pivotal clinical trials, the results of which will form the basis for registration of the device for use in North America. These trials are currently under way.

Additional technologies have come to the Company through its strong relationships with many leading research institutions around the world, such as Massachusetts Institute of Technology (MIT), the Wellman Institute at Massachusetts General Hospital (MGH), the teaching hospital for Harvard Medical School, and Monash University in Melbourne, Australia.

Norwood Abbey's Microneedle project emanated from MIT and the Gene Transfer Technology project from MGH. The Microneedle project has achieved proof of concept, with working prototypes targeted for the coming financial year. The Gene Transfer Technology project is at an early stage, with proof of concept targeted for the current financial year.

Norwood Abbey entered into an agreement with Monash University to further develop and commercialise Associate Professor Richard Boyd's thymic regrowth technology. This technology has the potential to regrow an organ in the body called the thymus, which is responsible for producing T cells. During puberty, the thymus shrinks to approximately 1% of its pre-puberty size and T cell production is almost halted. The ability to regrow the thymus and have the regrown thymus produce normal T cells is, potentially, of enormous benefit for people who are immunosuppressed or have disorders relating to the immune system. The Company is currently sponsoring four human clinical trials based on this technology.

The Company continues to hold other patents and related intellectual property, which may be the subject of future research and/or development. Norwood Abbey continues to give priority to those technologies regarded as having the greatest potential for early commercialisation.

Changes in State of Affairs

During the financial year, there was no significant change in the state of affairs of the consolidated entity other than that referred to in the financial statements or notes thereto.

Subsequent Events

Subsequent to balance date, the Company received approval from the Therapeutics Goods Administration (TGA) to commence selling the laser device within Australia. The TGA approval is also recognised in many Asian countries, allowing the Company to proceed with marketing the product in those countries.

Approval was granted by the FDA during the financial year to commence the pivotal clinical trials on the LAD device. The pivotal trials began during August 2001.

Future Developments

Disclosure of information regarding likely developments in the operations of the consolidated entity in future financial years, and the expected results of those operations, is likely to result in unreasonable prejudice to the consolidated entity. Accordingly, this information has not been disclosed in this report.

Dividends

No dividends were paid or declared since the start of the financial year, and the Directors do not recommend the payment of a dividend in respect of its current or preceding financial years.

Share Options

Share Options Granted to Executives

During and since the end of the financial year, an aggregate of 1,000,000 share options were granted to the following executives of the Company. 550,000 options are exercisable at $1.50 immediately, 50,000 at $1.50 when the Company share price has traded at or above $2.00 for more than 30 consecutive days, 50,000 at $1.50 when the Company share price has traded at or above $3.00 for more than 30 consecutive days, 50,000 at $1.50 when the Company share price has traded at or above $4.00 for more than 30 consecutive days, 50,000 at $1.50 when the Company share price has traded at or above $5.00 for more than 30 consecutive days and 250,000 at $1.50 when the Company share price has traded at or above $10.00 for more than 30 consecutive days. All options expire on 31 December 2005. None of the options issued carry any voting rights until the options are exercised and converted into fully paid ordinary shares.

Directors and Executives	Number of Options Granted	Issuing Entity	Number of Ordinary Shares Under Option
B. Romanin	750,000	Norwood Abbey Limited	750,000
J.H. Bell	250,000	Norwood Abbey Limited	250,000
	1,000,000		1,000,000

Executive and Employee Share Option Plan

Further details of the executive and employee option plan are disclosed in note 7 to the financial statements.

DIRECTORS' REPORT

Directors' Meetings

The following table sets out the number of Directors' meetings (including meetings of committees of Directors) held during the financial year and the number of meetings attended by each Director (while they were a Director or committee member). During the financial year, nine Board meetings, one nomination and remuneration committee meeting and two audit committee meetings were held.

Directors	Board of Directors		Nomination and Remuneration Committee		Audit Committee	
	Held	Attended	Held	Attended	Held	Attended
P.J. Hansen	9	9	1	1	2	2
D.M. Ryan	9	9	1	1	2	2
M.E. Cashmore	9	7	1	1	2	2
R.S. Lewis	9	9	1	1	2	2
P.B. Simpson	9	8	1	1	–	–
K.S. Marchitto	9	9	1	1	–	–
S.T. Flock (alternate)	9	–	–	–	–	–

Directors' Shareholdings

The following table sets out each Director's relevant interest in shares and options in shares of the Company or a related body corporate as at the date of this report.

Directors	Fully Paid Ordinary Shares	Options Over Fully Paid Ordinary Shares
P.J. Hansen	21,300,000	7,233,336
D.M. Ryan	3,531,000	1,166,668
M.E. Cashmore	12,000,000	4,000,000
R.S. Lewis	1,400,000	466,664
P.B. Simpson	–	3,000,000
K.S. Marchitto	1,235,562	5,000,000
S.T. Flock (alternate)	1,235,562	5,020,000
	40,702,124	25,886,668

Directors' and Executives' Remuneration

The remuneration committee reviews the remuneration policies applicable to all Directors and executive officers, and makes recommendations on remuneration packages and terms of employment to the Board. Remuneration packages, which consist of base salary, fringe benefits, incentive schemes (including performance-related bonuses), superannuation, and entitlements upon retirement or termination, are reviewed with due regard to performance and other relevant factors.

Particulars concerning Directors' and executives' remuneration and the Company's executive and employee share option plan are set out in notes 5, 6 and 7 to the financial statements.

The following table discloses the remuneration of the Directors of the Company and the consolidated entity:

Directors	Salary/Fees $	Benefits $	Total $
Executive Directors			
P.J. Hansen	247,499	57,975	305,474
P.B. Simpson	262,499	21,000	283,499
K.S. Marchitto	230,000	63,632	293,632
D.M. Ryan (to 22/11/00)	48,165	12,328	60,493
Non-Executive Directors			
D.M. Ryan (from 23/11/00)	17,500	–	17,500
R.S. Lewis	30,000	–	30,000
M.E. Cashmore	30,000	–	30,000

The following table discloses the remuneration of the executive officers of the Company and the consolidated entity:

Name	Salary/Fees $	Benefits $	Total $
Company and Consolidated Entity			
S.T. Flock	230,000	61,664	291,664
B. Romanin	191,666	44,609	236,275
R.G. Walmsley	161,572	14,501	176,073
J.H. Bell	88,857	8,354	97,211

No options were issued to Directors or executives during the financial year. The terms of options held by Directors are disclosed in the Directors' report under Share Options.

Indemnification of Officers and Auditors

During the financial year, the Company paid a premium in respect of a contract insuring the Directors of the Company (as named above), the Company secretary, Mr. D.M. Ryan, and all executive officers of the Company and of any related body corporate against a liability incurred as such a Director, secretary or executive officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

The Company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an officer or auditor of the Company or of any related body corporate against a liability incurred as such an officer or auditor.

Rounding Off of Amounts

The Company is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998. In accordance with that Class Order, amounts in the Directors' report and the financial report are rounded off to the nearest thousand dollars.

Signed in accordance with a resolution of the Directors made pursuant to s.298(2) of the Corporations Act 2001.

On behalf of the Directors

Mr. P.J. Hansen

Melbourne, 26 September 2001.

Deloitte Touche Tohmatsu
ABN 74 490 121 060
505 Bourke Street
Melbourne VIC 3000
GPO Box 78B
Melbourne VIC 3001 Australia

DX 111
Telephone (03) 9208 7000
Facsimile (03) 9208 7001
www.deloitte.com.au

**Deloitte
Touche
Tohmatsu**

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF NORWOOD ABBEY LIMITED

Scope

We have audited the financial report of Norwood Abbey Limited for the financial year ended 30 June 2001 as set out on pages 28 to 55. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards issued in Australia and other mandatory professional reporting requirements and statutory requirements so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Norwood Abbey Limited is in accordance with:

(a) the Corporations Act 2001, including:

   (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2001 and of their performance for the year ended on that date; and

   (ii) complying with Accounting Standards and the Corporations Regulations; and

(b) other mandatory professional reporting requirements.

Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU

G. J. McLean
Partner
Chartered Accountants

Melbourne, 27 September 2001

The liability of Deloitte Touche Tohmatsu is limited by, and to the extent of, the Accountants' Scheme under the Professional Standards Act 1994 (NSW).

DIRECTORS' DECLARATION

The Directors declare that:

a) the attached financial statements and notes thereto comply with Accounting Standards;

b) the attached financial statements and notes thereto give a true and fair view of the financial position and performance of the Company and the consolidated entity;

c) in the Directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001; and

d) in the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors made pursuant to s.295(5) of the Corporations Act 2001.

On behalf of the Directors

Mr. P.J. Hansen

Melbourne, 26 September 2001.

STATEMENT OF FINANCIAL PERFORMANCE
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

	Note	Consolidated		Company	
		2001 $'000	2000 $'000	2001 $'000	2000 $'000
Other revenue from ordinary activities	2(a)	1,255	897	2,824	363
Employee benefits expense		(1,836)	(978)	(1,575)	(639)
Depreciation and amortisation expense		(1,697)	(1,687)	(221)	(71)
Borrowing costs		(2)	(14)	(2)	–
Non-current asset write-down	2(c)	(1,069)	–	(754)	–
Other expenses from ordinary activities		(2,349)	(1,894)	(1,769)	(516)
Loss From Ordinary Activities Before Income Tax Expense	2	**(5,698)**	**(3,676)**	**(1,497)**	**(863)**
Income tax expense relating to ordinary activities	4	–	–	–	–
Net Loss From Ordinary Activities After Related Income Tax Expense		**(5,698)**	**(3,676)**	**(1,497)**	**(863)**
Total Changes In Equity Other Than Those Resulting From Transactions With Owners As Owners		**(5,698)**	**(3,676)**	**(1,497)**	**(863)**
Earnings Per Share					
Basic (cents per share)	23	(6)	(6)		

Notes to the financial statements are included on pages 32 to 55.

STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2001

	Note	Consolidated		Company	
		2001 $'000	2000 $'000	2001 $'000	2000 $'000
CURRENT ASSETS					
Cash assets		14,870	576	14,787	390
Receivables	9	137	7	137	7
Inventories	10	211	–	211	–
Other	11	53	2,512	52	2,512
TOTAL CURRENT ASSETS		**15,271**	**3,095**	**15,187**	**2,909**
NON-CURRENT ASSETS					
Other financial assets	12	6	496	18,793	16,182
Plant and equipment	13	1,596	492	1,596	492
Intangibles	14	13,245	14,365	1,489	1,065
Other	15	10,842	2,637	10,460	2,637
TOTAL NON-CURRENT ASSETS		**25,689**	**17,990**	**32,338**	**20,376**
TOTAL ASSETS		**40,960**	**21,085**	**47,525**	**23,285**
CURRENT LIABILITIES					
Payables	16	1,667	4,032	1,218	3,419
Interest-bearing liabilities	17	154	–	154	–
Provisions	18	266	69	266	69
TOTAL CURRENT LIABILITIES		**2,087**	**4,101**	**1,638**	**3,488**
NON-CURRENT LIABILITIES					
Provisions	19	118	–	118	–
TOTAL NON-CURRENT LIABILITIES		**118**	**–**	**118**	**–**
TOTAL LIABILITIES		**2,205**	**4,101**	**1,756**	**3,488**
NET ASSETS		**38,755**	**16,984**	**45,769**	**19,797**
EQUITY					
Contributed equity	20	48,129	20,660	48,129	20,660
Accumulated losses	21	(9,374)	(3,676)	(2,360)	(863)
TOTAL EQUITY		**38,755**	**16,984**	**45,769**	**19,797**

Notes to the financial statements are included on pages 32 to 55.

STATEMENT OF CASH FLOWS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

	Note	Consolidated		Company	
		2001 $'000 Inflows (Outflows)	2000 $'000 Inflows (Outflows)	2001 $'000 Inflows (Outflows)	2000 $'000 Inflows (Outflows)
CASH FLOWS FROM OPERATING ACTIVITIES					
Payments to suppliers and employees		(3,928)	(1,459)	(2,970)	(970)
Interest received		1,195	189	1,195	189
Interest paid		(2)	(13)	(2)	–
Net cash used in operating activities	28(b)	(2,735)	(1,283)	(1,777)	(781)
CASH FLOWS FROM INVESTING ACTIVITIES					
Payment for plant and equipment		(1,322)	(458)	(1,322)	(481)
Proceeds on sale of plant and equipment		3	–	3	–
Payment for investment in call options		–	(496)	–	(496)
Payment for investment in controlled entities	28(c)	–	(371)	–	(421)
Payment for investment securities		(7)	–	(6)	–
Loan funds to wholly-owned controlled entities		–	–	(1,444)	(5,762)
Payment for acquisition of intangible assets		(860)	(318)	(585)	(318)
Research and development costs paid		(8,559)	(2,534)	(8,246)	(2,534)
Net cash used in investing activities		(10,745)	(4,177)	(11,600)	(10,012)
CASH FLOWS FROM FINANCING ACTIVITIES					
Repayment of borrowings		–	(5,147)	–	–
Payment of share issue costs		(2,380)	(572)	(2,380)	(572)
Proceeds from issue of shares		30,000	11,754	30,000	11,754
Net cash provided by financing activities		27,620	6,035	27,620	11,182
NET INCREASE IN CASH HELD		**14,140**	**575**	**14,243**	**389**
Cash at beginning of the financial year		576	1	390	1
CASH AT THE END OF THE FINANCIAL YEAR	28(a)	**14,716**	**576**	**14,633**	**390**

Notes to the financial statements are included on pages 32 to 55.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

1. SUMMARY OF ACCOUNTING POLICIES

FINANCIAL REPORTING FRAMEWORK

The financial report is a general purpose financial report, which has been prepared in accordance with the Corporations Act 2001, applicable Accounting Standards and Urgent Issues Group Consensus Views, and complies with other requirements of the law.

The financial report has been prepared on the basis of historical cost and, except where stated, does not take into account changing money values or current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

SIGNIFICANT ACCOUNTING POLICIES

Accounting policies are selected and applied in a manner that ensures the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions and other events is reported.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a) Accounts Payable

Trade payables and other amounts payable are recognised when the economic entity becomes obliged to make future payments resulting from the purchase of goods and services.

(b) Acquisition of Assets

Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus costs incidental to the acquisition.

In the event that settlement of all or part of the cash consideration given in the acquisition of an asset is deferred, the fair value of the purchase consideration is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

(c) Capital Gains Tax

No provision has been made for capital gains tax that may arise in the event of the sale of revalued assets, since no decision has been made to sell any of these assets.

(d) Comparative Amounts

The economic entity has adopted the presentation and disclosure requirements of Accounting Standards AASB 1018 'Statement of Financial Performance', AASB 1034 'Financial Report Presentation and Disclosure' and AASB 1040 'Statement of Financial Position' for the first time in the preparation of this financial report. In accordance with the requirements of these new/revised Standards, comparative amounts have been reclassified in order to comply with the new presentation format. The reclassification of comparative amounts has not resulted in a change to the aggregate amounts of current assets, non-current assets, current liabilities, non-current liabilities or equity, or the net profit/loss of the Company or economic entity as reported in the prior year financial report.

(e) Depreciation

Depreciation is provided on plant and equipment. Depreciation is calculated on a straight line basis so as to write off the net cost of each asset over its expected useful life. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight line method. The following estimated useful lives are used in the calculation of depreciation:

• Research and development equipment	5 – 15 years
• Office furniture and equipment	5 – 15 years
• Computer software	3 years
• Leasehold improvements	3 years
• Motor vehicles	6 – 7 years

NOTES TO THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

1. SUMMARY OF ACCOUNTING POLICIES (Cont'd)

(f) Employee Entitlements

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave when it is probable that settlement will be required and they are capable of being measured reliably.

Provisions made in respect of wages and salaries, annual leave and long service leave expected to be settled within 12 months, are measured at their nominal values.

Provisions made in respect of long service leave that are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the economic entity in respect of services provided by employees up to the reporting date.

(g) Foreign Currency

All foreign currency transactions during the year have been brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at that date.

Exchange differences are recognised in the statement of financial performance in the period in which they arise.

(h) Financial Instruments Issued by the Company

Equity Instruments

Equity instruments are classified as equity in accordance with the substance of the contractual arrangement.

Transaction Costs on the Issue of Equity Instruments

Transaction costs arising on the issue of shares have been recognised directly in equity as a reduction of the proceeds of shares issued to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of the shares and that would not have been incurred had those instruments not been issued.

Costs associated with the Company's capital raising and ASX listing that have been incurred to 30 June 2001 have been recognised directly in equity as a reduction of the proceeds of shares issued.

(i) Goods and Services Tax

Expenses and assets are recognised net of the amount of goods and services tax (GST), except:

i. where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense;

or

ii. for payables that are recognised inclusive of GST. The net amount of GST recoverable from the taxation authority is included as part of receivables.

(j) Income Tax

Tax effect accounting principles have been adopted whereby income tax expense has been calculated on pre-tax accounting profits after adjustment for permanent differences. The tax effect of timing differences, which occur when items are included or allowed for income tax purposes in a period different to that for accounting, is shown at current taxation rates in provision for deferred income tax and future income tax benefit, as applicable.

(k) Intellectual Property and Patents

Costs associated with the development of new products and technologies, including the original patent application costs, are capitalised.

Intellectual property and patents are recorded at the cost of acquisition. Intellectual property acquired through gaining control of the Company's wholly-owned subsidiaries are recorded at their fair value upon acquisition. The Directors gave due consideration to the technical and commercial life of the intellectual property and patents to determine their useful life. In the opinion of the Directors, the intellectual property does not have a finite useful life.

1. SUMMARY OF ACCOUNTING POLICIES (Cont'd)

Patents are amortised on a straight line basis so as to write off the cost of each asset over its expected useful life. Amortisation of the core technology begins upon the commercialisation of the related project and continues over the period in which the corresponding benefits are expected to arise. The following useful lives are used in the calculation of amortisation:

- Patents 10 years

The Directors regularly review the carrying value of the intellectual property and patents to ensure their carrying value does not exceed their recoverable amount.

Patent renewal costs are written off as an expense as they are incurred.

(l) Research and Development Costs

Research and development costs are recognised as an expense when incurred, except to the extent that such costs, together with unamortised deferred costs in relation to that project, are expected, beyond any reasonable doubt, to be recoverable.

Any deferred research and development costs are amortised over the period in which the corresponding benefits are expected to arise, commencing with the commercial production of the product.

The unamortised balance of research and development costs deferred in previous periods is reviewed regularly and at each reporting date, to ensure the criterion for deferral continues to be met. Where such costs are no longer considered recoverable, they are written off as an expense in the statement of financial performance.

Government grants received or receivable in relation to research and development costs, which are deferred, are deducted from the carrying amount. Grants received or receivable in relation to research and development costs, which are recognised as an expense during the current or previous periods, are recognised as revenue in the statement of financial performance.

(m) Interest-Bearing Liabilities

Bank loans are recorded at an amount equal to the net proceeds received. Interest expense is recognised on an accrual basis.

(n) Inventories

Inventories are valued at the lower of cost and net realisable value. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventory on hand by the method most appropriate to each particular class of inventory, with the majority being valued on a first in, first out basis.

(o) Investments

Investments are recorded at cost. Dividend revenue is recognised on a receivable basis. Interest revenue is recognised on an accrual basis.

(p) Leased Assets

Leased assets classified as finance leases are capitalised as fixed assets. The amount initially brought to account is the present value of minimum lease payments. A finance lease is one that effectively transfers from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property.

Capitalised leased assets are amortised on a straight line basis over the estimated useful life of the asset.

Finance lease payments are allocated between interest expense and reduction of lease liability over the term of the lease. The interest expense is determined by applying the interest rate implicit in the lease to the outstanding lease liability at the beginning of each lease payment period.

Operating lease payments are charged as an expense in the period in which they are incurred.

Lease Incentives

In the event that lease incentives are received to enter into non-cancellable operating leases, such incentives are recognised as a liability. Lease payments are allocated between rental expense, reduction of the liability and, where appropriate, interest expense over the term of the lease.

Surplus Leased Space

In the event that premises leased by the economic entity pursuant to a non-cancellable operating lease are identified as surplus to the needs of the economic entity, a liability and expense are recognised equal to the total expected outlay relating to the surplus space.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

1. SUMMARY OF ACCOUNTING POLICIES (Cont'd)

(q) Principles of Consolidation

The consolidated financial statements are prepared by combining the financial statements of all entities that comprise the economic entity, being the Company (the parent entity) and its controlled entities as defined in accounting standard AASB 1024 'Consolidated Accounts'. A list of controlled entities appears in note 29 to the financial statements. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

The consolidated financial statements include the information and results of each controlled entity from the date on which the Company obtains control and until such time as the Company ceases to control such entity.

In preparing the consolidated financial statements, all inter-Company balances and transactions, and unrealised profits arising within the economic entity, are eliminated in full.

(r) Receivables

Trade receivables and other receivables are recorded at amounts due, less any provision for doubtful debts.

(s) Recoverable Amount of Non-Current Assets

Non-current assets are written down to the recoverable amount where the carrying value of any non-current asset exceeds the recoverable amount. In determining the recoverable amount of non-current assets, the expected net cash flows have not been discounted to their present value.

(t) Revenue Recognition

Royalties

Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreement.

Liabilities Forgiven

The gross amount of a liability forgiven by a credit provider is recognised as revenue.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

Note	Consolidated		Company	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000

2. LOSS FROM ORDINARY ACTIVITIES

Loss from ordinary activities before income tax includes the following items of revenue and expense:

	Consolidated 2001 $'000	Consolidated 2000 $'000	Company 2001 $'000	Company 2000 $'000
(a) Other revenue from ordinary activities				
Interest revenue – other entities	1,255	189	1,255	189
Forgiveness of liabilities	–	708	–	–
Net foreign exchange gain	–	–	1,569	174
	1,255	**897**	**2,824**	**363**
(b) Expenses				
Net foreign exchange loss	107	407	–	–
Net bad and doubtful debts from other entities	–	5	–	–
Depreciation of non-current assets:				
– Plant and equipment	115	28	116	19
Amortisation of non-current assets:				
– Intangibles	1,582	1,659	105	52
Net transfers to provisions:				
– Employee entitlements	35	16	35	16
– Surplus leased space	194	–	194	–
Operating lease rental expenses:				
– Minimum lease payments	124	25	124	25
Loss on royalty settlement	–	962	–	–
Borrowing costs:				
– Interest – other entities	2	14	2	–
(c) Non-current asset write-down				
Write-down of patents	573	–	258	–
Write-down of call option over technology	496	–	496	–
	1,069	–	754	–

3. SALE OF ASSETS

Sale of assets in the ordinary course of business has given rise to the following losses:

	Consolidated 2001 $'000	Consolidated 2000 $'000	Company 2001 $'000	Company 2000 $'000
Net loss				
– Plant and equipment	9	–	9	–

NOTES TO THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

Note	Consolidated 2001 $'000	Consolidated 2000 $'000	Company 2001 $'000	Company 2000 $'000
4. INCOME TAX				
(a) The prima-facie income tax benefit on pre-tax accounting loss reconciles to the income tax benefit in the financial statements as follows:				
Loss from ordinary activities	**(5,698)**	**(3,676)**	**(1,497)**	**(863)**
Income tax benefit calculated at 34% (2000: 36%) of operating loss	(1,937)	(1,324)	(509)	(311)
Permanent differences:				
Research and development	(458)	(215)	(427)	(215)
Write-back patent write-off	195	–	88	–
Non-deductible expenses	767	7	256	7
Effect of (higher)/lower rates of tax on overseas income	(6)	13	–	–
Tax losses not brought to account as future income tax benefits (note 4(b))	1,294	1,331	498	433
Effect on future income tax benefit and provision for deferred income tax due to the change in income tax rate from 36% to 34% (effective 1 July 2000) and 30% (effective 1 July 2001)	173	188	66	86
	(28)	–	(28)	–
Under provision of income tax in previous year	28	–	28	–
Income tax benefit attributable to operating loss	–	–	–	–
(b) Future income tax benefits not brought to account as assets:				
Tax losses – revenue	2,653	1,331	959	433
Tax losses – capital	149	–	149	–
	2,802	1,331	1,108	433

The taxation benefits of tax losses and timing differences not brought to account will only be obtained if:

a) assessable income is derived of a nature and of an amount sufficient to enable the benefit from the deductions to be realised;

b) conditions for deductibility imposed by the law are complied with; and

c) no changes in the tax legislation adversely affect the realisation of the benefit of the deductions.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

Note	Consolidated 2001 $	Consolidated 2000 $	Company 2001 $	Company 2000 $
5. DIRECTORS' REMUNERATION				
The aggregate of income paid or payable, or otherwise made available, in respect of the financial year, to all Directors of the Company, directly or indirectly, by the Company or by any related party.			1,020,598	416,339
The aggregate of income paid or payable, or otherwise made available, in respect of the financial year, to all Directors of each entity in the economic entity, directly or indirectly, by the entities in which they are Directors or by any related party.	1,020,598	416,339		

5. DIRECTORS' REMUNERATION

The Directors of Norwood Abbey Limited during the year were:

- P.J. Hansen
- P.B. Simpson
- M.E. Cashmore
- D.M. Ryan
- R.S. Lewis
- K.S. Marchitto
- S.T. Flock (alternate)

	2001 No.	2000 No.
The number of Directors of the Company whose total income falls within each successive $10,000 band of income (commencing at $0):		
$ 0 – $ 9,999	1	2
$ 30,000 – $ 39,999	2	3
$ 60,000 – $ 69,999	–	1
$ 70,000 – $ 79,999	1	–
$ 250,000 – $259,999	–	1
$ 280,000 – $289,999	1	–
$ 290,000 – $299,999	1	–
$ 300,000 – $309,999	1	–

NOTES TO THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

Note	Consolidated		Company	
	2001 $	2000 $	2001 $	2000 $
6. EXECUTIVES' REMUNERATION				
Aggregate remuneration of executive officers of the Company working mainly in Australia and receiving $100,000 or more from the Company or from any related party.			704,012	–
Aggregate remuneration of executive officers of each entity in the economic entity working mainly in Australia and receiving $100,000 or more from the entity for which they are executive officers or from any related party.	704,012	–		

	2001 No.	2000 No.
The number of executive officers whose remuneration falls within each successive $10,000 band of income (commencing at $0):		
$170,000 – $ 179,999	1	–
$230,000 – $ 239,999	1	–
$290,000 – $ 299,999	1	–

7. EMPLOYEE SHARE OPTION PLAN

The Company has an ownership-based remuneration scheme for employees. In accordance with the provisions of the scheme, as approved by shareholders at a general meeting, all eligible employees are entitled to participate in the scheme.

Subsequent to 30 June 2000, the Company allocated 722,600 employee and executive options exercisable at $1.50 each, entitling the holder to purchase one fully paid ordinary share in the Company. Each employee's options vest as follows, 20%, 20%, 30% and 30% after 12, 24, 36, and 48 months, respectively, from the date of admission to the official list of the Australian Stock Exchange. Once exercised, the issued shares will rank equally with all other issued shares in the Company.

All employees and executives are eligible to participate in the scheme while they remain employed by the Company. Upon becoming ineligible, participants have 30 days to exercise any vested options, after which any unexercised or unvested options will be cancelled by the plan administrators.

At 30 June 2001, no options or shares had been issued and no options had been exercised. On 2 August 2001, the employees that remained eligible employees under the employee share option plan rules were issued their allocation of staff options. As a result of a decreased number of staff, the number of options issued under the plan rules reduced from 722,600 to 633,800. Of the options issued on 2 August 2001, 126,760 have vested and are exercisable at $1.50.

The Directors of the Company, being eligible employees under the employee share option plan rules, are entitled to participate in allocations. It was determined by the Directors that they would exclude themselves from the initial allocation of employee options.

Exercise restrictions have been placed on employee options over a four-year period. Where an employee becomes ineligible to participate in the scheme, any options that have not vested to the employee at that date will be cancelled by the Company. Options that have vested to an employee but remain unexercised will be cancelled 30 days from the date of ineligibility.

The difference between the total market value of options issued during a financial year, at the date of issue, and the total amount received from executives and employees is not recognised in the financial statements except for the purposes of determining Directors' and executives' remuneration in respect of the financial year, as disclosed in notes 5 and 6 to the financial statements. The market value of the Company's ordinary shares at 30 June 2001 was $0.74.

Note	Consolidated		Company	
	2001	2000	2001	2000
	$	$	$	$

8. REMUNERATION OF AUDITORS

(A) AUDITOR OF THE PARENT ENTITY

	2001	2000	2001	2000
Auditing the financial report	61,000	41,020	61,000	41,020
Other services	29,388	111,975	29,388	111,975
	90,388	152,995	90,388	152,995

(B) RELATED PRACTICES OF THE PARENT ENTITY AUDITOR

	2001	2000	2001	2000
Auditing the financial report	–	73,875	–	–
	90,388	226,870	90,388	152,995

NOTES TO THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

Note	Consolidated		Company	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
9. CURRENT RECEIVABLES				
Goods and services tax (GST) recoverable	66	–	66	–
Interest receivable	60	–	60	–
Other receivables	11	7	11	7
	137	7	137	7
10. CURRENT INVENTORIES				
Raw materials – at cost	154	–	154	–
Work in progress – at cost	57	–	57	–
Finished goods – at cost	–	–	–	–
	211	–	211	–
11. OTHER CURRENT ASSETS				
Capital raising costs	–	2,387	–	2,387
Prepayments	53	125	52	125
	53	2,512	52	2,512
12. OTHER NON-CURRENT FINANCIAL ASSETS				
At cost:				
Shares and options	6	496	6	496
Shares in controlled entities	–	–	6,748	6,748
Non-trade receivables from wholly-owned controlled entities	–	–	12,039	8,938
	6	496	18,793	16,182

Note	Consolidated		
	Leasehold Improvements $'000	Plant and Equipment $'000	TOTAL $'000

13. PLANT AND EQUIPMENT

	Leasehold Improvements $'000	Plant and Equipment $'000	TOTAL $'000
GROSS CARRYING VALUE			
Balance at 30 June 2000	–	528	528
Additions	165	1,208	1,373
Disposals	–	(15)	(15)
Balance at 30 June 2001	165	1,721	1,886
ACCUMULATED DEPRECIATION/AMORTISATION			
Balance at 30 June 2000	–	(36)	(36)
Disposals	–	3	3
Depreciation expense	(13)	(244)	(257)
Balance at 30 June 2001	(13)	(277)	(290)
NET BOOK VALUE			
As at 30 June 2000	–	492	492
As at 30 June 2001	152	1,444	1,596

	Company		
	Leasehold Improvements $'000	Plant and Equipment $'000	TOTAL $'000
GROSS CARRYING VALUE			
Balance at 30 June 2000	–	528	528
Additions	165	1,208	1,373
Disposals	–	(15)	(15)
Balance at 30 June 2001	165	1,721	1,886
ACCUMULATED DEPRECIATION/AMORTISATION			
Balance at 30 June 2000	–	(36)	(36)
Disposals	–	3	3
Depreciation expense	(13)	(244)	(257)
Balance at 30 June 2001	(13)	(277)	(290)
NET BOOK VALUE			
As at 30 June 2000	–	492	492
As at 30 June 2001	152	1,444	1,596

NOTES TO THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

Note	Consolidated		Company	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
13. PLANT AND EQUIPMENT (cont'd)				
Aggregate depreciation allocated, whether recognised as an expense or capitalised as part of the carrying amount of other assets during the year				
Plant and Equipment	244	25	244	25
Leasehold Improvements	13	–	13	–
	257	25	257	25

The Directors have elected under s.334(5) of the Corporations Act 2001 to apply Accounting Standard AASB 1041 'Revaluation of Non-Current Assets' for this financial year, even though the standard is not required to be applied until annual reporting periods ending on or after 30 September 2001.

14. INTANGIBLES

	2001	2000	2001	2000
Intellectual Property at cost	600	600	600	600
Patents at cost	1,840	1,439	1,035	517
Patents at valuation	13,985	13,985	–	–
Accumulated amortisation	(3,180)	(1,659)	(146)	(52)
	12,645	13,765	889	465
	13,245	14,365	1,489	1,065
Aggregate amortisation allocated, whether recognised as an expense or capitalised as part of the carrying amount of other assets during the year	1,740	1,659	131	52

15. OTHER NON-CURRENT ASSETS

	2001	2000	2001	2000
Deferred research and development costs	10,842	2,637	10,460	2,637
Accumulated amortisation	–	–	–	–
	10,842	2,637	10,460	2,637
Research and development costs incurred during the year and deferred to future years before crediting any related grants	8,205	2,637	7,823	2,637
Aggregate amortisation allocated, whether recognised as an expense or capitalised as part of the carrying amount of other assets during the year	–	–	–	–

NOTES TO THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

Note	Consolidated		Company	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
16. CURRENT PAYABLES				
Trade payables	670	1,080	572	996
Accrued payables	997	2,952	646	2,423
	1,667	4,032	1,218	3,419
17. CURRENT INTEREST-BEARING LIABILITIES				
UNSECURED				
Bank overdraft	154	–	154	–
18. CURRENT PROVISIONS				
Employee entitlements (i)	190	69	190	69
Surplus leased space (note 25)	76	–	76	–
	266	69	266	69
(i)The aggregate employee entitlement liability recognised and included in the financial statements is as follows:				
Provision for employee entitlement: Current (Note 18)	190	69	190	69
	No.	No.	No.	No.
Number of employees at end of financial year	28	16	28	16
19. NON-CURRENT PROVISIONS				
Surplus leased space (note 25)	118	–	118	–

NOTES TO THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

Note	No. $'000	No. $'000	No. $'000	No. $'000
20. CONTRIBUTED EQUITY				
CONTRIBUTED EQUITY				
105,536,752 fully paid ordinary shares (2000: 75,536,752)	48,129	20,660	48,129	20,660

	$ $'000	$ $'000	$ $'000	$ $'000
FULLY PAID ORDINARY SHARES CAPITAL				
Balance at beginning of financial year	20,660	1	20,660	1
Shares issued	30,000	21,080	30,000	21,080
Share issue costs	(2,531)	(421)	(2,531)	(421)
Balance at end of financial year	48,129	20,660	48,129	20,660

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

SHARE OPTIONS

Details of the employee share option plan are contained in note 7 to the financial statements and details of Directors holdings are contained in note 33(c) to the financial statements.

21. ACCUMULATED LOSSES

Balance at beginning of financial year	(3,676)	–	(863)	–
Net loss	(5,698)	(3,676)	(1,497)	(863)
Dividends provided or paid	–	–	–	–
Balance at end of financial year	(9,374)	(3,676)	(2,360)	(863)

22. DIVIDENDS

Refer to the Directors' report for details of dividends paid or proposed during the financial year.

Adjusted franking account balance	–	–	–	–

Note	2001	2000
	Cents per share	Cents per share

23. EARNINGS PER SHARE

	2001	2000
Basic earnings per share	(6)	(6)

Diluted earnings per share is not materially different from basic earnings per share and therefore, is not disclosed in the financial statements.

	2001	2000
	No. 000's	No. 000's
The weighted average number of ordinary shares on issue during the financial year used in the calculation of basic earnings per share	103,401	58,563

INFORMATION CONCERNING THE CLASSIFICATION OF SECURITIES

The options are considered to be potential ordinary shares and, therefore, have not been included in the determination of basic earnings per share. These securities are included in the determination of diluted earnings per share on the basis that each option will convert to one ordinary fully paid share.

Subsequent to 30 June 2001, the Company issued 633,800 employee options exercisable at $1.50 each, entitling the holder to purchase one fully paid ordinary share in the Company (refer note 7). The options are considered to be potential ordinary shares.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

Note	Consolidated 2001 $'000	Consolidated 2000 $'000	Company 2001 $'000	Company 2000 $'000

24. COMMITMENTS FOR EXPENDITURE

(A) LEASE COMMITMENTS

Non-cancellable operating lease commitments are disclosed in note 25 to the financial statements.

(B) OTHER EXPENDITURE COMMITMENTS

	Consolidated 2001 $'000	Consolidated 2000 $'000	Company 2001 $'000	Company 2000 $'000
Expenditure commitments relating to research projects				
Not longer than one year	2,978	335	2,727	335
Longer than one year and not longer than five years	591	220	591	220
Longer than five years	–	–	–	–
	3,569	555	3,318	555

25. LEASES

OPERATING LEASES

Leasing Arrangements

The operating leases are non-cancellable operating leases over various items of office equipment, motor vehicles and the office/warehouse facility. The office lease term is for three years with two further option periods of three years each. The Company's bankers issued a bank guarantee in favour of the landlord, which is secured by part of the cash on deposit. The operating lease contract contains a market review clause in the event that the Company exercises its option to renew. The Company does not have an option to purchase any of the assets subject to an operating lease at the completion of the lease term.

	Consolidated 2001 $'000	Consolidated 2000 $'000	Company 2001 $'000	Company 2000 $'000
Non-cancellable operating leases.				
– Not later than one year	406	104	406	104
– Later than one year but not later than five years	701	250	701	250
	1,107	354	1,107	354

In respect of the non-cancellable operating leases for office space the following provisions have been recognised:

	Consolidated 2001 $'000	Consolidated 2000 $'000	Company 2001 $'000	Company 2000 $'000
Current provisions (note 18)				
Surplus leased space	76	–	76	–
Non-current provisions (note 19)				
Surplus leased space	118	–	118	–
	194	–	194	–

26. CONTINGENT LIABILITIES

During 1994, Transmedica (which was acquired by the Company on 23 December 1999) paid a licensing fee to Massachusetts General Hospital for a patent rights licence agreement. The licence fee, net of accumulated amortisation, is included on the balance sheet as patent costs. Under the terms of the agreement, Transmedica will be required to pay additional royalties on products sold that are covered by the patent right. The Directors consider that no royalties are due and payable as at 30 June 2001. Such royalties are to be computed at 5% of the net sales price in the case of products subject to exclusive licence, and 2.5% for products non-exclusively licensed, and 1% of the net sales price in the case of certain other products.

On 14 June 2000, Norwood Abbey entered into an agreement with University of Arkansas Medical Services (UAMS) to amend the royalty agreement between Transmedica and UAMS dated 19 December 1994. This agreement provides for a maximum royalty at the rate of 2.5% of the net sales of devices manufactured for the withdrawal of blood or the delivery of local topical anaesthesia using a laser device (capped at $1,000,000 per annum). If a royalty is payable to a third party, then the 2.5% rate will be reduced by the percentage royalty payable to such a third party, except that the royalty rate payable to UAMS will never be less than 1.0%. The Directors consider that no royalties are due and payable as at 30 June 2001.

Other royalty obligations are considered not to be material on the basis that such obligations will have expired prior to the first commercial sale, are capped at amounts that are not material or are predicated upon sales through particular distribution channels in respect of which Norwood Abbey has no obligation to sell.

27. SEGMENT INFORMATION

The Company operates predominantly in Australia, performing research, development and commercialisation of medical technologies relating to drug delivery and therapies.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

Note	Consolidated		Company	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000

28. NOTES TO THE STATEMENT OF CASH FLOWS

(A) RECONCILIATION OF CASH

For the purposes of the statement of cash flows, cash includes cash on hand and in banks. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows:

	Consolidated 2001 $'000	Consolidated 2000 $'000	Company 2001 $'000	Company 2000 $'000
Cash	14,870	576	14,787	390
Bank overdraft	(154)	–	(154)	–
	14,716	576	14,633	390

(B) RECONCILIATION OF LOSS FROM ORDINARY ACTIVITIES AFTER RELATED INCOME TAX TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Consolidated 2001 $'000	Consolidated 2000 $'000	Company 2001 $'000	Company 2000 $'000
Loss from ordinary activities after related income tax	(5,698)	(3,676)	(1,497)	(863)
Depreciation and amortisation of non-current assets	1,697	1,687	221	71
Unrealised foreign exchange loss/(gain)	107	407	(1,614)	(174)
Bad debt write-off	–	5	–	–
Gain on debt write-off	–	(708)	–	–
Surplus leased space	194	–	194	–
Loss on royalty settlement	–	962	–	–
Loss on disposal of equipment	9	–	9	–
Loss on patent write-off	573	–	258	–
Loss on investment write down	496	–	496	–
Changes in net assets and liabilities, net of the effects of purchase of subsidiaries:				
(Increase)/decrease in current receivables	(53)	(7)	(53)	(7)
(Increase)/decrease in current prepayments	23	(125)	23	(125)
Increase/(decrease) in current creditors	(118)	103	151	248
Increase/(decrease) in provisions	35	69	35	69
Net cash used in operating activities	(2,735)	(1,283)	(1,777)	(781)

28. NOTES TO THE STATEMENT OF CASH FLOWS (cont'd)

(C) BUSINESSES ACQUIRED

During the prior financial year, three controlled entities were acquired. Details of the acquisitions are as follows:

Note	Consolidated 2001 $'000	Consolidated 2000 $'000	Company 2001 $'000	Company 2000 $'000
Consideration				
Cash	–	421	–	421
Fully paid ordinary shares	–	6,326	–	6,326
	–	6,747	–	6,747
Fair Value of Net Assets Acquired				
Current assets				
Cash	–	50	–	50
Receivables	–	5	–	5
Non-current assets				
Investment	–	1	–	1
Plant and equipment	–	33	–	33
Intangibles	–	14,770	–	14,770
Current liabilities				
Accounts payable	–	(2,442)	–	(2,442)
Borrowings	–	(2,115)	–	(2,115)
Non-current liabilities				
Borrowings	–	(3,555)	–	(3,555)
Net assets acquired	–	6,747	–	6,747
Net Cash Outflow on Acquisition				
Cash consideration	–	421	–	421
Less cash balances acquired	–	(50)	–	–
	–	371	–	421

(D) FINANCING FACILITIES

	Consolidated 2001 $'000	Consolidated 2000 $'000	Company 2001 $'000	Company 2000 $'000
Lease finance facility, reviewed annually				
– amount used	229	285	229	285
– amount unused	121	65	121	65
	350	350	350	350

NOTES TO THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

29. CONTROLLED ENTITIES

Name of Entity	Country of Incorporation	Ownership Interest	
		2001	2000
		%	%
Parent Entity			
Norwood Abbey Limited	Australia		
Controlled Entities			
Mediated Immunity Pty Ltd	Australia	100	–
Eliza Inc.	U.S.A.	100	100
Transmedica International Inc.	U.S.A.	100	100
Spectral Biosystems Inc.	U.S.A.	100	100

30. ACQUISITION OF CONTROLLED ENTITIES

Name of Entity	Date of Acquisition	Proportion of Share Acquired	Cost of Acquisition
		%	$'000
Eliza Inc. (i)	1 September 1999	100	1
Transmedica International Inc. (ii)	23 December 1999	100	4,871
Spectral Biosystems Inc. (iii)	25 May 2000	100	1,875
Mediated Immunity Pty Ltd (iv)	1 December 2000	100	–

The results of the above entities are included from the date of acquisition.

(i) The cost of acquisition comprises cash.

(ii) The cost of acquisition comprises cash of $421,000 and shares with a fair value of $4,451,000.

(iii) The cost of acquisition comprises shares with a fair value of $1,875,000.

(iv) The Company was incorporated on 1 December 2000.

Further details of the acquisition of controlled entities are disclosed in note 28 (c) to the financial statements.

Note	Consolidated		Company	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000

31. NON-HEDGED FOREIGN CURRENCY BALANCES

The Australian dollar equivalent of foreign currency balances included in the financial statements, which are not effectively hedged, are as follows:

	Consolidated 2001 $'000	Consolidated 2000 $'000	Company 2001 $'000	Company 2000 $'000
US DOLLARS				
Non Current Receivables	–	–	10,786	8,939
Current Payables	(760)	(247)	(310)	(247)

32. FINANCIAL INSTRUMENTS

A) SIGNIFICANT ACCOUNTING POLICIES

Details of significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 1 to the financial statements.

B) CREDIT RISK

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the economic entity. The economic entity has adopted the policy of only dealing with credit-worthy counterparties. The economic entity measures credit risk on a fair value basis.

The economic entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

The carrying amount of financial assets recorded in the financial statements, net of any provisions for losses, represents the Company's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

C) NET FAIR VALUE

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values, determined in accordance with the accounting policies disclosed in note 1 to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

32. FINANCIAL INSTRUMENTS (cont'd)

D) INTEREST RATE RISK

The following table details the economic entity's exposure to interest rate risk as at 30 June 2001.

			Fixed Interest Rate Maturity				
	Average Interest Rate %	Variable Interest Rate $'000	Less than 1 Year $'000	1 to 5 Years $'000	More than 5 Years $'000	Non-Interest Bearing $'000	Total $'000
2001							
Financial Assets							
Cash	5.36	14,870	–	–	–	–	14,870
Receivables	–	–	–	–	–	137	137
		14,716	–	–	–	137	15,007
Financial Liabilities							
Accounts payable	15.50	31	–	–	–	1,636	1,667
Borrowings	16.35	154	–	–	–	–	154
Employee entitlements	–	–	–	–	–	190	190
		185	–	–	–	1,826	2,011
2000							
Financial Assets							
Cash	4.75	576	–	–	–	–	576
Receivables	–	–	–	–	–	7	7
		576	–	–	–	7	583
Financial Liabilities							
Accounts payable	–	–	–	–	–	2,415	2,415
Employee entitlements	–	–	–	–	–	69	69
		–	–	–	–	2,484	2,484

33. RELATED PARTY DISCLOSURES

A) EQUITY INTERESTS IN CONTROLLED ENTITIES

Details of the percentage of ordinary shares held in controlled entities are disclosed in note 29 to the financial statements.

B) DIRECTORS' REMUNERATION

Details of Directors' remuneration are disclosed in note 5 to the financial statements.

C) DIRECTORS' EQUITY HOLDINGS

	Fully Paid Ordinary Shares	
	2001 No.	**2000 No.**
Ordinary Shares		
Issued during the financial year to Directors and their Director-related entities by: – Norwood Abbey Limited	–	14,471,124
Held as at reporting date by Directors and their Director-related entities in: – Norwood Abbey Limited	40,702,124	40,671,124

	Share Options	
	2001 No.	**2000 No.**
Other Equity Instruments		
Issued during the financial year to Directors and their Director-related entities by: – Norwood Abbey Limited	–	17,020,000
Held as at reporting date by Directors and their Director-related entities in: – Norwood Abbey Limited	25,886,664	25,866,664

NOTES TO THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

Note	Consolidated		Company	
	2001	2000	2001	2000
	$	$	$	$

33. RELATED PARTY DISCLOSURES (cont'd)

D) OTHER TRANSACTIONS WITH DIRECTORS

	2001 $	2000 $	2001 $	2000 $
The operating loss before income tax includes the following items of expense that resulted from transactions with Directors or their Director-related entities:				
Consultancy fees	79,537	88,836	79,537	88,836

During the financial year, DMR Corporate Pty Ltd, a company partly owned by Mr. D.M. Ryan, provided accounting and financial services to the Company totalling $24,785 on normal terms and conditions.

During the financial year, Lewis Trende, a firm associated with Mr. R.S. Lewis, provided corporate consultancy services to the Company totalling $19,752 on normal terms and conditions.

During the financial year, Mr. P.B. Simpson provided consultancy services to the Company totalling $35,000 on normal terms and conditions.

E) TRANSACTIONS WITHIN THE WHOLLY-OWNED GROUP

The wholly-owned group includes:

- the ultimate parent entity; and
- the wholly-owned controlled entities.

Amounts receivable from entities in the wholly-owned group are disclosed in note 12 to the financial statements.

F) CONTROLLING ENTITIES

The ultimate Australian parent entity and ultimate parent entity in the consolidated entity and the wholly-owned group is Norwood Abbey Limited.

ADDITIONAL STOCK EXCHANGE INFORMATION (AS AT 3 SEPTEMBER 2001)

ORDINARY SHARE CAPITAL

- 105,536,752 fully paid ordinary shares are held by 2,681 individual shareholders.

All issued ordinary shares carry one vote per share.

OPTIONS

- 42,335,936 options are held by 131 individual optionholders.

Options do not carry a right to vote.

USE OF FUNDS FROM INITIAL PUBLIC OFFERING

The Company, having been admitted to the official listing of the Australian Stock Exchange under rule 1.3.2(b), has used the funds raised in a manner consistent with the purpose specified in the Company's prospectus dated 19 June 2000.

DISTRIBUTION OF HOLDERS OF EQUITY SECURITIES

	Fully Paid Ordinary Shares	Options
1 – 1000	207	3
1,001 – 5,000	1,292	14
5,001 – 10,000	590	13
10,001 – 100,000	519	74
100,001 – and over	73	27
	2,681	131
Holdings less than a marketable parcel	13	

SUBSTANTIAL SHAREHOLDERS

	Fully Paid	
Ordinary Shareholders	**Number**	**Percentage**
Barloma Nominees Pty Ltd	18,200,000	17.25
Fieldcove Pty Ltd	9,000,000	8.53
National Nominees Limited	6,746,278	6.39
	33,946,278	33.17

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

RESTRICTED SECURITIES

	Restriction	
Security Type	**Number**	**Completion Date**
Fully paid ordinary shares	42,223,520	2 August 2002
Unquoted options over fully paid ordinary shares	31,523,196	2 August 2002

ADDITIONAL STOCK EXCHANGE INFORMATION (AS AT 3 SEPTEMBER 2001)

TWENTY LARGEST HOLDERS OF QUOTED EQUITY SECURITIES

	Fully Paid	
Ordinary Shareholders	Number	Percentage
Barloma Nominees Pty Ltd	18,200,000	17.25
Fieldcove Pty Ltd	9,000,000	8.53
National Nominees Limited	6,746,278	6.39
Fieldcove Pty Ltd	3,000,000	2.84
Link Traders (Aust) Pty Ltd	2,500,000	2.37
M.G. Weaver	2,500,000	2.37
ANZ Managed Investments Ltd	2,496,700	2.37
P.J. Hansen	2,400,000	2.27
Westpac Custodian Nominees Limited	2,392,113	2.27
C.H. Vestal	1,623,444	1.54
Equity Trustees Limited	1,591,098	1.51
Mantoll Pty Ltd	1,400,000	1.33
S.T. Flock	1,235,562	1.17
K.S. Marchitto	1,235,562	1.17
E. Sugar	1,130,000	1.07
Redwood Way Pty Ltd	1,120,000	1.06
Softwood Bay Pty Ltd	1,120,000	1.06
Pinta Pty Ltd	1,050,000	0.99
D.M. Ryan	1,050,000	0.99
Equity Trustees Limited	930,000	0.88
	62,720,767	59.43

COMPANY SECRETARY
Mr. D.M. Ryan

PRINCIPAL REGISTERED OFFICE
Level 7
470 Collins Street
MELBOURNE VICTORIA 3000
Tel: (03) 9629 4277

PRINCIPAL ADMINISTRATION OFFICE
63 Wells Road
CHELSEA HEIGHTS
VICTORIA 3196
Tel: (03) 9782 7333

SHARE REGISTRY
Computershare Registry Services Pty Ltd
12/565 Bourke Street
MELBOURNE VICTORIA 3000
Tel: (03) 9611 5711

STOCK EXCHANGE LISTINGS
Norwood Abbey Limited's ordinary shares are quoted by the Australian Stock Exchange Limited